Joe H. Ashley
                          4124 West Fourth Street #909
                             Hattiesburg, MS 39401




December 30, 2004



Dr. Krish V. Reddy
President and Director
Bio-Solutions Manufacturing, Inc.
1161 James Street
Hattiesburg. MS 39401


Dear Mr. Reddy

Due to other business interest that I have developed recently, I find it necessary to resign as Director. Please accept this as my official notice of resignation as a Director of Bio-Solutions Manufacturing, Inc., effective as of this date December 30, 2004


Yours Truly

/s/ Joe H Ashley
Joe H Ashley